Exhibit 5

Return on Equity and Assets Ratios

	For the Year-Ended October 2023	For the Year-Ended October 2022	For the Year-Ended October 2021
Return on Assets	0.74%	0.84%	0.96%
Return on Equity	14.2%	16.4%	18.6%
Dividend Payout Ratio	51%	45%	39%